Exhibit (p)(3)

CLINTON INVESTMENT MANAGEMENT, LLC

CODE OF ETHICS AND INSIDER TRADING POLICY

CIM has established this Code of Ethics pursuant to Rule 204A-1 under the Advisers Act and Rule 17j-1 under the Company Act.

As an investment adviser, CIM has a fiduciary duty to act solely in the best interests of its clients, an obligation which includes the responsibility to make full and fair disclosure of all material facts, especially where the Firm’s interests may conflict with those of its clients. In carrying on its daily affairs, the Firm and its employees shall act in a fair, lawful and ethical manner. This Code contains provisions reasonably necessary to prevent fraudulent, deceptive, or manipulative acts and requires reporting of personal securities transactions. This Code establishes standards and procedures for the detection and prevention of activities by which persons having knowledge of the investments and investment intentions of the Firm’s clients (including any Funds advised/sub-advised by the Firm) may abuse their fiduciary duties to the Firm’s clients and otherwise to deal with conflicts of interest.

It is CIM’s policy that it and each Supervised Person comply with the Code. Employees must be fully aware of the high value that CIM places on the adherence to ethical conduct at all times.

CIM’s employees should review this Code and related procedures. You are urged to comply not only with the letter of your respective fiduciary duties, but also with the ideals of the Firm. Any violation of this Code must be reported to the CCO.

All employees are required to acknowledge the receipt of a copy of the Code on an annual basis.

Scope of the Code

The Code applies to all employees as they are deemed to be “Supervised Persons” for the purpose of this Code, and any person so designated and identified by the Firm. For example, the Firm may require a temporary employee or consultant to comply with all or a portion of this Code if he or she is an investment professional or has access to sensitive information regarding the Firm’s clients and is under the Firm’s supervision and control.

The requirements and restrictions contained in this Code of Ethics generally apply to all Reportable Securities in any “Personal Account.”

The term “Personal Account” means any account in an employee’s name (including all joint accounts); any account in which the employee has any direct or indirect “beneficial ownership”;1

1 An employee is deemed to have “beneficial ownership” if the employee, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect opportunity to profit or share in any profit derived from the relevant personal account. Examples of indirect beneficial ownership can be found in Rule 16a-1(a)(2) under the Exchange Act.

any account over which the employee exercises investment discretion (including a custodial or brokerage account); and all accounts owned by or in the name of an employee’s immediate family member. An “immediate family member” includes any child (birth or adoptive), stepchild, grandchild, parent, stepparent, grandparent, spouse or domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law living in the employee’s household, or any other person to whom the employee provides material support.

For example, a Personal Account would be any account with securities that are:

•	Held by the employee, whether in bearer form, registered in the employee’s name, or otherwise;

•	Held by others for the employee’s benefit (regardless of whether or how registered) such as securities that are held for an employee by a bank, custodian, broker, relative, executor, administrator, pledgee, agent, or any other person;

•	Held by a trust of which the employee is a trustee, or in which the employee has an economic interest, or where the employee participates in the investment decisions or otherwise has direct or indirect influence or control;

•	Held by a trust of which the employee is the settlor/grantor and the employee has the power to revoke the trust without obtaining the consent of the beneficiaries;

•	Held by any partnership or limited liability company in which the employee is a general partner or manager, or with respect to which the employee has direct or indirect influence or control. Typically, an employee would not be deemed to have beneficial ownership of securities that are held by a limited partnership or limited liability company of which the employee is only a passive limited partner or member;

•	Held in the name of another person but the employee enjoys benefits substantially equivalent to those of ownership by reason of any contract, understanding, relationship, agreement, or other arrangement; and

•	Held in the name of another person and, although the employee does not currently enjoy benefits substantially equivalent to those of ownership, the employee can cause title to be changed to his or her name.

The Code sets forth the standard of conduct by which each employee should carry out his/her respective obligations.

The CCO will ensure that the Code contains the following content required by Advisers Act Rule 204A-1 and Company Act Rule 17j-1:

•	standards of business conduct required of employees;
•	provisions requiring employees to comply with applicable Federal Securities Laws;

•	provisions that require all Access Persons to report certain personal securities transactions for review on a quarterly basis, and holdings on an annual basis, to the Firm;
•	provisions requiring employees to report any violations of the Code promptly to the CCO and
•	provisions requiring the Firm to provide each employee with a copy of the Code and any amendments, and requiring employees to provide the Firm with a written acknowledgment of their receipt of the Code (and any amendments).

The CCO is responsible for approving the Code, ensuring that all required elements are contained therein, and addressing any conflicts of interest.

Standards of Business Conduct

Employees shall act in accordance with the requirements of the Advisers Act and other applicable Federal Securities Laws, reflected in the policies and procedures pertaining to the Firm’s advisory business. CIM as a fiduciary has an obligation to act consistent with the Advisers Act and place its clients’ interests above those of the Firm. To that end, employees should avoid conflicts of interest that could compromise the Firm’s ability to act in the clients’ best interests. It is CIM’s policy to strictly prohibit its employees to use the mails or any means or instrumentality of interstate commerce:

•	to employ any device, scheme, or artifice to defraud a client or prospective client;
•	to engage in any transaction, practice, or course of business which defrauds or deceives a client or prospective client;
•	to knowingly sell any security to or purchase any security from a client when acting as principal for his or her own account, or to knowingly effect a purchase or sale of a security for a client’s account when also acting as broker for the person on the other side of the transaction, without disclosing to the client in writing before the completion of the transaction the capacity in which the adviser is acting and obtaining the client’s consent to the transaction; and
•	to engage in fraudulent, deceptive or manipulative practices.

Confidentiality

Client records and financial information must be treated with strict confidentiality. Under no circumstances should any confidential information be disclosed to any third party that has not been granted a legal right from the client to receive such information. CIM has implemented a Privacy Policy addressing Regulation S-P; see the section of this Manual entitled “Regulation S-P” for further detail.

Personal Securities Transactions

It is a violation of Federal Securities Laws and the policies of CIM for any of its employees to engage in any act, practice or course of business in connection with the purchase and sale of any Securities for an employee account which violates any of the Federal Securities Laws designated to prevent fraudulent, deceptive, or manipulative acts. Any fraudulent practices, including Front-

Running or trading a client’s account for the purpose of benefitting an employee account is prohibited by the Federal Securities Laws and this Manual.

All Access Persons must submit for the review by the CCO a report of his/her personal securities transactions and securities holdings periodically, as explained in more detail below. The review may help detecting unethical personal trading and illegal personal trading, e.g., insider trading, Front-Running and other potentially abusive practices.

Initial Holding Report

Each new Access Person must provide the CCO with a written report of the Access Person’s current securities holdings within 10 days after the person becomes an Access Person. The information must be current as of a date no more than 45 days prior to the date the person becomes an Access Person.

The Initial Holding Report must provide, at a minimum, the following information:

•	the title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each Reportable Security in which the Access Person has any direct or indirect beneficial ownership (as defined below);
•	the name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit; and
•	the date the Access Person submits the report.

Annual Holding Report

Subsequently, each Access Person must provide the CCO with a written report of her/his current securities holdings at least once each 12-month period thereafter, and the information must be current as of a date no more than 45 days prior to the date the report was submitted. CIM collects this information as of December 31.

The Annual Holding Report must provide, at a minimum, the following information:

•	the title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each Reportable Security in which the Access Person has any direct or indirect beneficial ownership (as defined below);
•	the name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit; and
•	the date the Access Person submits the report.

Quarterly Transaction Report

Each Access Person must provide the CCO with a written record of his/her personal securities transactions no later than thirty (30) days after the end of each calendar quarter. The report must cover all transactions during the quarter and must, at a minimum, contain the following information about each transaction involving a Reportable Security in which the Access Person had, or as a result of the transaction acquired, any direct or indirect beneficial ownership:

•	The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each Reportable Security involved;
•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);
•	The price of the security at which the transaction was effected;
•	The name of the broker, dealer or bank with or through which the transaction was effected; and
•	The date the Access Person submits the report.

The security transaction reporting requirement may be satisfied by providing duplicate broker trade confirmations or account statements of all such transactions to the Firm no later than thirty (30) days after the end of each calendar quarter. Please use the Quarterly Personal Securities Transaction & Compliance Acknowledgment attached to Appendix D to this Manual to supplement the report.

Any Access Person who has not effected any personal securities transactions subject to the reporting requirements in the Code during a calendar quarter must submit a quarterly report to the CCO with a representation that no personal securities transactions subject to the reporting requirements in the Code were effected during such calendar quarter.

Periodic Statement Reporting Requirement

Employees are required to direct the financial institutions through which they trade securities to supply CIM with duplicate copies of all trade confirmations and periodic brokerage statements for all Personal Accounts maintained in the name or for the benefit of the employee in which Reportable Securities are held.

Exceptions

The above holdings and transactions reporting requirements do not apply to transactions effected in any account:

(1)	over which a particular Access Person has no direct or indirect influence or control;
(2)	pursuant to an Automatic Investment Plan; and
(3)	with respect to securities which are excluded from the definition of Reportable Security.

Personal Investment Procedures

No Access Person of the Firm may effect for himself or herself or for his or her immediate family (i.e., spouse, minor children, and adults living in the same household as the officer, director, or employee, and trusts for which the employee serves as a trustee or in which the employee has a beneficial interest) any transactions in a security which is being actively purchased or sold, or is being considered for purchase or sale, on behalf of any Firm clients, unless in accordance with the personal investment procedures in this Code.

Pre-approval Required for Investing in Municipal Securities and other Restricted Securities

Employees are permitted to trade in municipal bonds with prior written approval by the CCO using the “CIM Personal Trading Pre-Clearance Requested Form” available from the CCO.

The CCO will confirm that (1) there are no pending client trades on this security and that (2) the security is not currently held in any client account. The CCO will consider actual client trades that are in the market as well as trades that are being currently researched/contemplated.

A waiver can be granted on a case by case basis by the CCO if the CCO determines that a trade does not conflict with a client deal.

The pre-approval is valid for 48 business hours. All employees are required to declare on a quarterly basis if they have traded in municipal bonds and to provide the transaction reports using the “Quarterly Personal Securities Transaction & Compliance Acknowledgment” attached to Appendix D to this Manual.

Seven-Day Black Out Period

Employees are required to refrain from trading any security seven (7) trading days prior to or following a client’s trade in the same security. This restriction applies whether or not the employee trades in a manner that is consistent with the client. Trades made in violation of these blackout periods should be unwound, if possible. Otherwise, any profits realized on such trades will be subject to disgorgement to the appropriate client account or to a charitable organization, if appropriate.

IPOs and Limited Offerings

A transaction in an IPO or in a Limited Offering by an Access Person is expressly prohibited under this Code.

No pre-approval is required for personal trades in open-end mutual funds and/or the investment subdivisions which may comprise a variable insurance product which are purchased or redeemed at a fixed net asset value price per share specific to the date of purchase or redemption. The Firm has determined that transactions in open-end mutual funds and/or variable insurance products by Access Persons are not likely to have an impact on the prices of the securities in which clients invest, and are therefore not prohibited by this policy.

Mandatory Closing Out of Employee Positions

CIM reserves the right to require an employee to liquidate or otherwise close-out a position in an employee account at the employee’s expense if it is determined that any of his or her investments violate the provisions of the Code.

Insider Trading Policy

Background

Securities laws prohibit trading by a person while in the possession of material nonpublic information about an issuer or about the market for that issuer’s securities. The securities laws also prohibit a person who is in possession of material nonpublic information from communicating any such information to others. Section 204A of the Advisers Act requires that investment advisers maintain and enforce written policies and supervisory procedures reasonably designed to prevent the misuse of material nonpublic information by the investment adviser or any person associated with the investment adviser.

Penalties for trading on or communicating material, non-public information are severe. The individuals involved in such unlawful conduct may be subject to significant civil and criminal penalties which could include, among other things, civil injunctions, disgorgement of profits, jail sentences and bar from the securities industry. These sanctions may apply even if the disclosing person did not profit from the trade. A “controlling person”2 may be subject to significant penalties for failing to establish, maintain and enforce the Firm’s Insider Trading Policy if such failure permitted or substantially contributed to an insider trading violation.

In addition, any violation of this Insider Trading Policy can result in serious sanctions by the Firm, including termination of employment and, possibly, a civil and/or criminal referral by the Firm to the appropriate governmental authorities.

Policies and Procedures

The Firm is required to establish, maintain, and enforce supervisory procedures that are reasonably designed to prevent the misuse of nonpublic information. All employees are strictly prohibited from trading on any information that could be construed as material, nonpublic information as well as disclosing such information to others. Such trading activity may not occur in any account that is controlled directly or indirectly by the employee.

All employees of the Firm are subject to the Firm’s insider trading policies. Violations of CIM’s insider trading policies and procedures are regarded with the utmost seriousness and will constitute grounds for immediate dismissal.

Definitions and Examples

The definition of insider trading has evolved through case law and administrative proceedings.

“Material” Information is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions. Stated another way, information is material if it has market significance or would alter the “total mix” of

2 “Controlling persons” include not only employers, but any person with power to influence or control the direction of the management, policies or activities of another person. Therefore, controlling persons may include not only the Firm, but its directors and officers.

information available to the investing public. Information that may be considered material includes, but is not limited to, dividend changes, earnings estimates, changes in previously released earnings estimates, a significant increase or decline in orders, significant new products or discoveries, significant merger or acquisition proposals or agreements, major litigation or investigations, liquidation problems, significant management developments and major events such as a pre-payment or a redemption of bonds which would be viewed as having materially altered the total mix of information available regarding the company or the market for any of its securities. Keep in mind that information regarding one issuer can be material to the securities of that issuer in addition to the securities of one or more other issuers. Also keep in mind that generally, a person is considered to have traded on the basis of material non-public information if the person is “aware” of such information when making or recommending the trade. If you are not sure whether information is material, err on the side of caution. Assume the information is material and consult the CCO before deciding to share the information with anyone (other than someone whose role or position requires them to know such information), or to trade in or recommend securities that might relate to that information.

“Non-public” information means information that has not been publicly disclosed. To be considered “public,” the information must have been widely shared in a manner making it generally available to investors for a reasonable period of time. One must be able to point to some fact to show that the information has been made generally available to the public through a recognized channel of distribution, for example, a report filed with the SEC or a press release in Dow Jones, The Wall Street Journal or other similar publication of general circulation. Information that is selectively disclosed is not considered to have been communicated to the public at large, and neither are rumors, even if they have been circulated in the media and even if they ultimately prove to be true. If you are not sure whether information is considered public, err on the side of caution. Assume the information is not public, treat it as confidential, and/or consult the CCO.

Buying or selling securities on the basis of material nonpublic information would, therefore, include (1) purchasing or selling for the employee’s own account or one which the employee has a financial interest or (2) for the Firm’s proprietary trading or investment account. If any employee is uncertain as to whether information is “material” or “nonpublic,” the CCO should be immediately consulted.

Disclosing insider information whether for consideration or not, to others who may use such knowledge to trade securities (i.e., tipping) is considered to be illegal insider trading. Insider information must be disseminated on a “need to know” basis only to appropriate personnel. Again, the CCO should be consulted if any questions arise.

Employee Responsibilities

Employees are obligated:

•	To contact the CCO immediately when they believe to have inside information, even when in doubt and not trade or disseminate the information until she/he obtained clearance;

•	To immediately report to the CCO any other insider trading-related situations that they become aware of, including any suspicions they may have of insider trading;
•	Not to trade on inside information when in possession of inside information, whether for the account of the Firm or any customer, their own account, any accounts in which they have direct or indirect beneficial interest (including accounts for family members), or any other account over which they have control, discretionary authority, or power of attorney;
•	Not to disclose any insider information obtained from any source whatsoever to inappropriate persons.
•	Report all brokerage accounts and personal trades as mandated by the Code;
•	To read and comply with this insider trading policy. Employees will be requested to sign and acknowledge that they have read and understood their responsibilities.
•	Be sensitive when handling confidential information, use it only on a ‘needs-to-know’ basis, be mindful to protect sensitive documents when working remote.

Administration and Enforcement of Code; Restricted List

While the CCO is responsible for administering and enforcing this Code, compliance with the law and with the Firm’s policies and procedures described in this Code is each employee’s responsibility. Interpretive questions may arise, such as whether certain information is material or nonpublic, or whether trading restrictions should be applicable in a given situation. Should any employee have any questions regarding the applicability of this Code, (s)he should address those questions with the CCO.

The Firm has implemented a Restricted List of securities and issuers, which will include the securities and issuers about whom the Firm has inside information (whether obtained intentionally or unintentionally). Employees are prohibited from executing any transaction for themselves or a client with respect to any security or issuer on the Restricted List. The information that a particular issuer has been placed on the Restricted List is itself sensitive and confidential. The contents of the Restricted List (to the extent known) should never be communicated to persons outside of the Firm except under limited circumstances where the CCO has determined it is necessary to disclose such information.

Placing an issuer or a security on, and removing an issuer or a security from, the Restricted List is within the sole discretion of the CCO.

The name of an issuer or security could be placed on the Restricted List for many reasons, including when any employee becomes aware of material non-public information about a security or issuer or the Firm enters into a confidentiality agreement with an issuer or the Firm becomes bound by a fiduciary obligation (e.g., an employee has become a board member of an issuer).

All employees who become aware of any of the foregoing, or for any other reason believes an issuer or security should be added to the Restricted List, should immediately contact the CCO in order to ensure that the Restricted List is updated promptly. Similarly, when an employee believes that the Firm is no longer bound by the obligations giving rise to the inclusion of an issuer or a security on the Restricted List (e.g., the client no longer owns securities, the confidential information has entered the public domain or the confidentiality agreement has expired), employees should contact the CCO so that the CCO can make a determination as to whether the name of the issuer or security can be deleted from the Restricted List.

Employees who obtain securities of an issuer that is later placed on the Restricted List may be frozen in, or prohibited from disposing of such securities until such time as the issuer has been removed from the Restricted List. Under no circumstances will the Firm be responsible for any losses suffered by an employee as a result of placement of an issuer or security on the Restricted List.

All violations of this Code must be reported promptly to the CCO.

In the event that an employee is found to have violated the Code, the employee will be subject to disciplinary actions including, but not limited to: warnings; reprimands; suspension, termination, and/or referral to regulatory agencies. The nature and scope of the disciplinary action will be determined by the severity of the violation.

Pursuant to Section 203(e)(6) of the Advisers Act, the Firm and CCO shall not be deemed to have failed to supervise any person if

•	there have been established procedures, and a system for applying such procedures, which would reasonably be expected to prevent and detect, insofar as practicable, any such violation by such other person, and

•	the CCO has reasonably discharged the duties and obligations incumbent upon that position by reason of such procedures and system without reasonable cause to believe that such procedures and system were not being complied with.

A copy of the Code can be obtained by interested third parties from the CCO.

Whistleblower Protection Policy

Federal laws prohibit retaliatory action by an employer against its employees who take certain lawful actions when they suspect wrongdoing on the part of their employer. In furtherance of the Firm’s obligations under federal law, neither the Firm nor any of our officers, directors, employees, contractors, subcontractors or agents, may discharge, demote, suspend, threaten, harass, or in any other manner discriminate against an employee because of any lawful act done by the employee to provide information to or otherwise assist in an investigation by a federal regulatory or law enforcement agency, any member of Congress or committee of Congress, or any person with supervisory authority over the employee (or such other person working for the Firm who has the authority to investigate, discover or terminate an employee), where such information or investigation relates to any conduct that the employee reasonably believes constitutes a violation of federal mail fraud, wire fraud, bank fraud or securities fraud laws, any SEC rule or regulation, or any other federal law relating to fraud against shareholders; or file, testify, participate in, or otherwise assist in a proceeding relating to alleged violations of any of the federal fraud or securities laws described above.

Recordkeeping

CIM maintains the following books and records related to its Code:

•	A record of all Access Persons and persons responsible for reviewing Initial and Annual Holdings Reports and Transaction Reports, currently or within the past five years.
•	Access Person Acknowledgement Form memorializing receipt of this Code of Ethics
•	Initial and Annual Holdings Reports and Quarterly Transaction Reports. These records shall be maintained in an easily accessible place for at least five years after the end of the fiscal year in which the report is made or the information is provided, the first two years in an easily accessible place.
•	Record of the CCO’s decision to approve an Access Person’s personal security transaction and the underlying rationale supporting that decision. These records shall be maintained in an easily accessible place for at least five years after the end of the fiscal year in which the approval is granted.
•	Records of Code violations and any resulting actions taken as a result of the violation, not including any “whistleblower” reports made by Supervised Persons. These records shall be maintained in an easily accessible place for at least five years after the end of the fiscal year in which the violation occurs.
•	A copy of the current version of the Code.
•	Versions of the Code that were in effect at any time during past five years. These records shall be maintained in an easily accessible place.